Exhibit 1.1

Embratel Participações S.A.

Minutes of Extraordinary General Meeting held on 10.24.2005 - Appendix 04

APPENDIX 04

CORPORATE BY-LAWS OF

EMBRATEL PARTICIPAÇÕES S.A.

CHAPTER I

CHARACTERISTICS OF COMPANY

Art. 1 - EMBRATEL PARTICIPAÇÕES S.A. is a joint stock company, controlling corporation of Empresa Brasileira de Telecomunicações S.A. - EMBRATEL.

Art. 2 - The corporate purpose of the Company is:

I.	exercising control of Empresa Brasileira de Telecomunicações S.A. - EMBRATEL, as well as its other controlled companies;

II.	promoting, effecting or guiding the provision, from internal and external sources, of funds to be invested by the Company or by EMBRATEL or its other controlled companies;

III.	promoting and stimulating activities of studies and research with a view to the development of the long distance telecommunications services sector within the national and international scope, including voice, texts, data, images and telematics transmission services;

IV.	performing, through EMBRATEL or other controlled or associated companies, long distance telecommunications services within the national and international scope, including voice, texts, data, images and telematics transmission services;

V.	promoting, stimulating and coordinating, through its controlled companies or associate companies, the formation and training of the personnel necessary for the long distance telecommunications services within the national and international scope, including transmission services of voice, texts, data, images and telematics;

VI.	effecting or promoting importation of goods and service for EMBRATEL or its other controlled and associated companies;

VII.	exercising other activities similar or co-related to the company purpose; and

VIII.	participating in the capital of other companies.

Art. 3 - The Company has its headquarters in the capital city of the State of Rio de Janeiro, being the President of the Company competent to define its precise location.

Sole Paragraph - The Company may set up and extinguish, by a decision of its President, sections, agencies and branch offices, offices, departments and representations anywhere in Brazil and abroad.

Art. 4. - The duration of the Company is indeterminate.

CHAPTER II

CORPORATE CAPITAL

Art. 5 - The subscribed corporate capital, fully paid in, is R$5,074,940,769.50 (five billion, seventy-four million, nine hundred and forty thousand, seven hundred and sixty-nine reais and fifty cents), represented by 988,758,654,307 (nine hundred and eighty-eight billion, seven hundred and fifty-eight million, six hundred and fifty-four thousand, three hundred and seven) shares, being 512,480,331,944 (five hundred and twelve billion, four hundred and eighty million, three hundred and thirty-one thousand, nine hundred and forty-four) common shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) preferred shares, all with no nominal value.

Art. 6 - The Company is authorized to increase its corporate capital through resolution of the Board of Directors, whenever the activities and business of the Company thus require it, up to the limit of 1,000,000,000,000 (one trillion) shares, common or preferred, falling to the Board of Directors also to define the conditions to which such issues will be subject.

Sole Paragraph - Within the limit of the authorized capital mentioned in caput hereof, the Company may grant an option to purchase shares, in line with a Plan approved in General Meeting, to its directors, employees or individuals rendering services to the Company or to companies controlled by it.

Art. 7 - The corporate capital is represented by common and preferred shares, with no nominal value, with no obligation, in any issues of shares, to keep proportion between them observing legal and statutory provisions.

Art. 8 - Shares, debentures or founders’ shares convertible into shares, and subscription bonuses may be issued, with no preferred right to the other shareholders, of which placement is done by one of the ways provided by article 172 of Law No. 6,404/76.

Art. 9 - Each common share shall be entitled to the right of one vote in the discussions of the General Meeting.

Art. 10 - Preferred shares have no voting rights, except in the case of the second paragraph of art.12 hereof, being assured to them the priority in reimbursement of capital, without premium, and (a) priority in the payment of non cumulative minimum dividends, of 6% (six percent) per year on the amount resulting from the division of subscribed capital by the total number of Company shares or b) the right to receive dividends, per preferred share, at least 10% (ten percent) greater than the dividends attributed to each common share, whichever is higher.

Sole Paragraph - Preferred shares shall acquire voting rights if the Company, for a period of 3 (three) consecutive years, fails to pay the minimum dividends to which they are entitled under the terms of caput hereof.

Art. 11 - Company shares shall be book entry, being kept in deposit account in a financial institution authorized by the Securities Commission, in the name of the titleholders, with no issue of certificates.

CHAPTER II

GENERAL SHAREHOLDERS’ MEETING

Art. 12 - The General Meeting has powers to decide on the matters expressly provided for in Law No. 6,404/76.

§ 1 - It also falls to the General Meeting to previously approve the entering into of any long term contracts between the Company or its controlled companies, on the one hand, and the controlling shareholder or controlled companies, associate companies subject to common control or controllers of the latter, or that in another way constitute parties related to the Company, on the other hand, except when the contracts obey uniform clauses.

§ 2 - Without prejudice to the provision in paragraph 1 of art. 115 of Law No. 6,404/76, the holders of preferred shares shall have right to vote in the meeting deliberations referred to in the first paragraph of this article, as well as in those referring to the alteration or revoking of the following statutory provisions:

I.	1st paragraph of art. 12;

II.	Sole paragraph of art. 13; and

III.	Art. 42.

Art. 13 - The General Meeting will be convened by the Board of Directors, whose Chairman, or its Deputy Chairman, in the form established in Article 20 below, is incumbent on confirming the respective minutes. The General Meeting can also be convened in accordance with the Sole Paragraph of Article 123 of Law No. 6,404/76.

Sole Paragraph - In the events of art. 136 of Law No. 6,404/76, the first call of the General Meeting shall be made with at least 30 (thirty) day advance, and with minimum advance of 10 (ten) days, on the second call.

Art. 14 - The General Meeting will be set up and chaired by the Chairman of the Company Board of Directors, or by its Deputy Chairman, as provided by Article 20, below, which will proceed to elect the secretary, chosen among the attending shareholders.

Art. 15 - Minutes will be drawn up of work and decisions of the General Meeting, signed by the members the chair and by attending shareholders representing at least the necessary majority for the decisions made.

§ 1 - Except in case of a contrary decision by the Chairman of the Meeting, the minutes will be drawn up in the form of a summary of the facts.

§ 2 - Except in case of a contrary decision by the Meeting, the minutes will be published with omission of the signatures of the shareholders.

CHAPTER IV

ADMINISTRATION OF COMPANY

Art. 16 - The Company Administration will be carried out by the Board of Directors and the Executive Board.

SECTION I

BOARD OF DIRECTORS

Art. 17 - Apart from the tasks assigned to it under the law, and those stipulated in Articles 6 of these By-laws, it is incumbent on the Board of Directors:

I.	to approve the general plans of the Company;

II.	to approve an annual budget for funds required to pay independent auditors, lawyers, third parties, accountants or any other consultant whose hiring might be requested by Fiscal Council of Company;

III.	to approve the Internal Regulations of the Company, defining its organizational structure, specifying the duties of each Director and setting forth the limits referred to in items, VIII, IX, X and XI of this Article, with due observance of provisions of the laws and by-laws;

IV.	to authorize the purchase of shares issued by the Company, for purposes of cancellation or retaining in Treasury and subsequent disposal;

V.	to deliberate on the issue of simple debentures, not convertible into shares and with no real estate security;

VI.	to deliberate, by delegation from the General Meeting on the issue of debentures by the Company, on the time and conditions of maturity, amortization or redemption, time and conditions for payment of interest, profit sharing and reimbursement premium, if any, and the mode of subscription or placement as well as the types of debentures;

VII.	to authorize the issue of Commercial Papers;

VIII.	to authorize the sale, commodatum, donation, rental or constitution of lien of any fixed assets of the Company whose value exceeds the limit established in the Internal Regulations of the Company;

IX.	to authorize the contracting of loans, assumption of debt or provision of guarantees by the Company in favor of third parties except in the case of transactions performed with and/or guarantees granted in favor of companies controlled by the Company, whose value exceeds the limit established in the Internal Regulations of the Company;

X.	to authorize the execution of contracts or practice of other acts resulting in obligations to the Company in a limit exceeding that established in the Internal Regulations of the Company;

XI.	to authorize the organization and extinction of wholly-owned subsidiaries and/or companies controlled by the Company, the acquisition and disposal of shareholding stake of the Company in the capital of other companies in the quality of partner, shareholder or quotaholder as well as the acquisition and disposal of investments or rights that can be classified as investment in the fixed assets of the Company, whose value exceeds the limit established in the Internal Regulations of the Company;

XII.	to authorize the distribution of intermediate dividends, and the compilation of a balance sheet and distribution of dividends at shorter periods, in the form provided for in applicable legislation;

XIII.	to develop the Company internal policy relating to the disclosure of information to the Market;

XIV.	to submit the contracts referred to in the 1st paragraph of Article 12 hereof for deliberation by the General Meeting, ensuring that their subsidiaries do the same;

XV.	appointing the Company representatives in the administrative bodies of companies in which it has interest.

XVI.	to select and dismissing the Company’s independent auditors, regarding for such purpose, among others, under the recommendation of Fiscal Council;

XVII.	to administer the Share Purchase Option Plan approved by the General Meeting;

XVIII.	to define the terms and conditions of any increases of capital within the authorized capital;

XIX.	to deliberate on any matters that are not of private competence of the General Meeting, under the terms of Law No. 6,404/76.

Art. 18 - The Board of Directors will be composed of 7 (seven) members, elected and removable at any time by the General Meeting.

Art. 19 - Elected by the General Meeting, the members of the Board of Directors will have a term of office of 3 (three) annual periods, the annual period of office being considered as the period comprised between 2 (two) Ordinary Shareholders’ Meetings, reelection being permitted.

Art. 20 - The Board of Directors shall elect its Chairman and its Deputy Chairman. The Chairman and the Deputy Chairman will substitute each other automatically in their temporary absences or impediments, without the need for formal delegation of powers. To the substitute will be granted all powers and authority of the one substituted, without exceptions.

Art. 21 - With due observance of the provisions of Article 20 above, in case of a vacancy of the position in the Board of Directors, his substitute will be indicated by the remaining Board Members and perform his duties until the next General Meeting. In case of a vacancy of the majority of the positions, a General Meeting will be convened to decide about the election of such members. In that case, the new Board Members elected will complete the term of office of the substituted Board Members.

Sole Paragraph - If the vacancy of the majority of the Board Members includes the Chairman and the Deputy Chairman, any member of the Board of Directors may convene and chair such General Meeting.

Art. 22 - The Board of Directors will meet whenever convened by its Chairman, by the Deputy Chairman or by any two of its members, with minutes being drawn up of its discussions.

§ 1 - The meeting of the Board of Directors may be set up and make valid decisions on any of the matters of its competence provided the majority of the elected Board Members are present.

§ 2 - Independently of any formality, a meeting of the Board of Directors attended by all its members will be considered to be regular.

Art. 23 - Decisions of the Board of Directors shall be made by the absolute majority of the votes of the Board members in the office, with the Chairman having not only his regular vote, but also a deciding vote (casting vote) and it being incumbent on the Chairman or his Deputy Chairman, or the Secretary, to issue the minutes confirming those decisions, as the case may be.

Art. 24 - The Board Members may appoint attorneys-in-fact with powers to vote in their name at the meetings of the Board of Directors, provided the attorney-in-fact is also a member of the Board even if the instrument of appointment specifies the vote of absent member.

Art. 25 - The meetings of the Board of Directors can be held by teleconference, video conference or any other means electronically or technologically available. The members of the Board can express their vote at such meeting by letter, statement or message sent to the Company before or during the holding of the meeting, by fax, telex, electronic mail or any other means electronically or technologically available. The Director, acting in accordance with that set out above, will be considered present at the meeting, his vote will be considered valid for all legal effects and incorporated in the minutes of said meeting.

SECTION II

EXECUTIVE BOARD OF OFFICERS

Art. 26 - The Executive Board of Officers will be composed of at least 2 (two) and at most 9 (nine) Executive Directors, one to be the President and the other Vice-President, the others not having any specific appointment, being elected and removable at any time by the Board of Directors. One of the Company Officers will be the Investor Relations Director.

Art. 27 - The term of office of the Executive Board is for 3 (three) annual terms, re-election being permitted.

Sole Paragraph - For the purposes of this article, an annual term of office is considered to be the period comprised between two Ordinary Shareholders’ Meetings.

Art. 28 - In his absences or impediments, the President will be substituted by the Vice President, independently of any designation, and the Vice President will be substituted by the President. In case of absence or impediments of any other Directors, his substitute will be indicated by the President. In case of vacancy of any of the positions in the Executive Board of Officers, the Board of Directors will elect a new Director.

Art. 29 - It is incumbent on the members of the Executive Board of Officers, observing the need for prior authorization of the Board of Directors in the cases stipulated in these by-laws, to represent the Company as described in the following paragraphs.

§ 1 - It is incumbent on the President:

I -	to manage all Company activities, with the cooperation of the other Officers;

II -	separately or jointly with another Officer or an attorney-in-fact, to represent the Company, in or out of Court, for all activities required for pursuance of the corporate purposes of the Company, and before its controlled firms, shareholders and the general public, and in the relationships with any government and/or regulatory entities;

III -

to appoint attorneys-in-fact and representatives of the Company, defining in their respective instruments the powers granted and the term of office, which must not exceed one year, except with regard to those granted for representation in court, which may be for an indefinite period;

IV -	to set up and extinguish sections, agencies and branches, offices, departments and representations of the Company anywhere in Brazil or abroad; and

V -	to hire services provided for in Sole Paragraph of Article 31, upon the request of Fiscal Council.

§ 2 - It is incumbent on the Vice-President:

I -	in the absence of impediment of the President, to manage all Company activities, with the cooperation of the other Directors;

II -	separately or jointly with another Director or an attorney-in-fact, to represent the Company, in or out of Court, for all activities required for pursuance of the corporate purposes of the Company, and before its controlled firms, shareholders and the general public, and in the relationships with any government and/or regulatory entities;

III -	to appoint attorneys-of-fact and representatives of the Company, defining in their respective instruments the powers granted and the term of office, which must not exceed one year, except with regard to those granted for representation in court, which may be for an indefinite period;

IV -	to assist the President in the exercise of his functions, as well as the conducting of other activities delegated by him.

V -	to set up and extinguish sections, agencies and branches, offices, departments and representations of the Company anywhere in Brazil or abroad.

§ 3 - It is incumbent on the Investor Relations Director:

I -	to make the necessary information available to the Investors community, the Securities Commission (Comissão de Valores Mobiliários - CVM), the North American Securities and Exchange Commission (SEC) as well as the Stock Exchanges;

II -	to keep updated all the Company records at CVM and SEC, as well as ensure the fulfillment of the regulatory provisions issued by these Commissions and applicable to the Company;

III -	to observe the requirements of availability of information applicable to the Company;

IV -	to assist the President in the exercise of his functions, as well as the conducting of other activities delegated by him.

§ 4 - The remaining Officers will have the powers and duties ascribed to them by the Board of Directors, and may, in a group of 02 (two) or together with an attorney-in-fact, represent the Company in or out of Court, on acts necessary for the pursue of the corporate purposes of the Company;

§ 5 - The Company will also be validly represented by an attorney-in-fact established in accordance with the provisions of the above Paragraphs 1 and 2, up to the limits of the powers granted by them, in the terms of the respective power of attorney.

CHAPTER V

FISCAL COUNCIL

Art. 30 - The Fiscal Council will function on a permanent basis.

Sole Paragraph. For the full performance of their responsibilities, notably the Audit Committee duty, the requirements provided for in applicable law shall be fulfilled, the provision of these By-Laws and Fiscal Council Internal Ruling approved by the Annual Ordinary General Meeting.

Art. 31 - Without prejudice to other responsibilities provided for in Brazilian law, the Fiscal Council shall have the following responsibilities:

I. Inspect actions of managers and examine the performance of their legal and statutory responsibilities;

II. Consider upon the management annual report, and include in their own opinion the additional information deemed as required or useful to resolve on general meeting;

III. Recommend and assist the Board of Directors in proceedings of hiring, assessment of compensation and removal of independent auditors for the Company;

IV. Oversee and evaluate the proceeds of such independent auditors and assist on the solution of possible controversies between the management and an independent auditor as regard of financial statements of Company;

V. Review from time to time Company policies concerning the provision of audit and non audit services provided by independent auditors and the respective compensation;

VI. Consider upon proposals of management bodies to be submitted to General Meeting, in respect of any change on the capital stock, issuance of debentures or subscription bonus, investment plans or capital budgets, dividend payment, conversion, amalgamation, merger or split-off;

VII. Review from time to time the success of risk management processes and internal controls of Company in order to monitor the performance of, among others, (i) legal provisions affecting the submittal of financial reports; and (ii) statutory dispositions;

VIII. Prescribe proceedings in order to hear, process and assess reports of fraud, anonymously or not, related to accounting matters, internal controls and audit of the Company;

IX. Report to management bodies and, if such bodies do not take required needs for the protection of Company interests, to the general meeting, errors, frauds or crimes found and suggest useful actions to the Company;

X. Call the Annual General Meeting, if management bodies elapse for more than a month of such call, and call the Extraordinary General Meeting, upon the occurrence of serious or expedient matters, including the agenda of matters deemed required on such meetings;

XI. Analyze at least on a third-month basis, the balance sheet and other financial statements prepared from time to time by the Company;

XII. Review the financial statements as of year ended and place comments on them;

XIII. Perform such duties, during winding-up, considering special provisions regulating thereof.

Sole Paragraph. For the performance of their duties, Fiscal Council may request to Company management the hiring of auditors, attorneys, consultants and accountants, and such respective fees shall be fixed in reasonable conditions and within the limits of a specific budget, which shall be fixed as proposed by Company management in accordance with terms of Art. 43 herein.

Art. 32 - The Fiscal Council will be formed by at least 3 (three) and at most 5 (five) members, and an equal number of alternates, elected and removable at any time by the General Meeting, with due observance of the rules of Paragraph 4, in Article 161 of Law No. 6404/76.

§ 1 - The removal of the members of the Fiscal Council will take place in the same way as their election, linking each member of the Fiscal Council to the respective group of shareholders that have elected them.

§ 2 - Elected by the General Meeting, the members of the Fiscal Council will have a term of office of 1 (one) annual term, that being considered as the period comprised between 2 (two) General Meetings, and may be re-elected.

§ 3 - The members of the Fiscal Council, in their first meeting, will elect their Chairman and their Secretary.

Art. 33 - The Fiscal Council shall meet whenever necessary, however, not less than 04 (four) times a year, and such meetings shall meet the cycle of submittal of financial reports of Company.

§ 1- Apart from the forms legally provided for, the meetings of Fiscal Council shall be called, at any time, by the Chairman of Fiscal Council or by 02 (two) members, by the Chairman of Board of Directors, by the Chairman of the Company, or always when required by independent and internal auditors.

§ 2 - Independent of any formalities, the meeting will be deemed to be regularly convened if attended by a totality of the members of the Fiscal Council. The minimum quorum to hold a Fiscal Council meeting is of (02) two members.

§ 3 - The Fiscal Council expresses itself by a majority of votes, if the majority of its members are present.

§ 4 - The meetings of the Fiscal Council may be held by telephone conference, video conference or any other resource electronically or technologically available. The Council Members can express their vote at such meeting by letter, statement or message sent to the Company, before or during the holding of the meeting, by fax, telex, electronic mail, or any other resource electronically or technologically available. The Council Member acting as stipulated above will be deemed to have been present at the meeting, and his vote will be considered as valid for all legal purposes and embodied in the minutes of the meeting in question.

Art. 34 - The members of the Fiscal Council will be substituted, in their absences and impediments, by the respective alternate.

Art. 35 - In the occurrence of a vacancy of position of a member of the Council, the respective alternate will substitute him; if there is no alternate, the next General Meeting will proceed to elect a member to the vacant position;

Art. 36 - The remuneration of the members of the Fiscal Council will be determined by the General Meeting that elects them, with due observance of Paragraph 3 of article 162 of Law No. 6,404/76.

§ 1 - The remuneration will be paid in the same way as that received by the members of the Executive Board of Officers.

§ 2 - The alternate in office will be entitled to the remuneration of the regular member for the period in which the substitution occurs, counted month by month.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

Art. 37 - The fiscal year will have a duration of 12 (twelve) months, starting on the 1st (first) of January of each year, and ending on the last day of the month of December.

Art. 38 - Together with the financial statements, the Company administration will present before General Meeting proposal on the destination of the net profit for the fiscal year.

§ 1 - The net profit will be destined as follows:

i)	5% (five per cent) for the legal reserve, until reaching 20% (twenty per cent) of the paid up corporate capital;

ii)	25% (twenty-five per cent) of the net profit, increased or reduced by the amounts referred to on items a) and b) of sub-paragraph I of Article 202 of Law No. 6,404/76 will compulsorily be distributed as minimum mandatory dividend to all shareholders, observing the provision in the following article, this amount being increased up to the amount necessary for the payment of the prioritary dividend of preferred shares.

§ 2 - After the mandatory destination of the net profit, provided for in Law No. 6,404/76, and those provided for above, the balance of the net profit not allocated to the payment of the minimum mandatory dividend or to the priority dividend of preferred shares, will have the destination given by the General Meeting who shall fully destine it.

Art. 39 - In case the dividends are calculated in accordance with item a) of Article 10, the value corresponding to the minimum mandatory dividend will be destined with priority to the payment of the priority dividend of preferred shares up to the limit of the preference; following this, the holders of common shares will be paid up to the same limit as the preferred shares; the balance, if any, will be divided among all the shares in equal conditions.

§ 1 - The administration may pay or credit interest on share capital in the terms of pertinent legislation and regulations;

§ 2 - Dividends not called for within a period of 3 (three) years will revert in favor of the Company.

Art. 40 - The Company may prepare half yearly balance sheets and also balance sheets for shorter periods and declare, by resolution of the Board of Directors, dividends by debiting profit calculated in these balance sheets based on the overall mount to be distributed at the end of the respective fiscal year, observing the limits provided by law.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Art. 41 - The Company will go into liquidation in the cases provided by the law, or by decision of the General Meeting, which will establish the form of liquidation, elect the liquidator and set up the Fiscal Council, for the period of the liquidation, electing its members and setting their respective fees.

CHAPTER VIII

MISCELLANEOUS

Art. 42 - The approval by the Company, through its representatives, of operations of mergers, split-offs, incorporation or dissolution of its controlled companies will be preceded by economic-financial analysis by an independent company of international repute, confirming that equitable treatment is being given to all the interested companies, whose shareholders shall have ample access to the report of said analysis.

Art. 43 - In every fiscal year, the management of Company, shall submit to Board of Directors a annual budget proposal including the forecast of funds required to pay independent auditors, lawyers third parties, accountants or any other consultant whose hiring might be requested by Fiscal Council of Company.